

July 2, 2007

Via Facsimile 214-953-5822 and U.S. Mail

Annie LeBlanc
Jackson Walker LLP
901 Main Street, Suite 6000
Dallas, Texas 75202

Re: **CLST Holdings, Inc.**
      PRRN14A filed on June 25, 2007 by Timothy S. Durham, Manoj Rajegowda
      and Robert A. Kaiser
      PREC14A filed on June 21, 2007 by Timothy S. Durham, Manoj Rajegowda
      and Robert A. Kaiser
      SEC File No. 0-22972

Dear Ms. LeBlanc:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. The scope of our review is limited to the matters raised in our comments below.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PRRN14A filed on June 25, 2007

General

1. For ease of reference, please paginate your revised proxy statement.

2. Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. Please expand the

disclosure in the proxy statement to describe all possible interests of the participants in this solicitation not shared in common with all other shareholders. For example, we note that the participants are affiliated with other companies which may have or have had business relationships with the Company.

3. Include a "Background" section in the proxy statement describing all of your nominees' contacts with the Company and the events (other than those described under "Reasons why Durham is seeking to elect the entire Board of Directors of CLST"). In particular, explain how current Company director Robert A. Kaiser came to be associated with Mr. Durham and others and is not running on the Company's slate.

4. See our last comment above. In your discussion of the circumstances surrounding your nominee Robert A. Kaiser and his prior relationship with the Company, provide additional clarification about why Mr. Kaiser resigned as President and Chief Executive Officer of the Company in March 30, 2007, and how and why he became entitled to the $3,620,000 paid to him by the Company in connection with his resignation.

5. See our last two comments above. The fact that Mr. Kaiser is currently a director of the Company should be more prominently disclosed earlier in the proxy statement.

6. In addition to describing the participants' contacts with the Company, describe their contacts and communications with other shareholders concerning this solicitation and any other matters related to the Company.

Cover Page

7. List the names of all participants (not just the three nominees) on the cover page of the proxy statement.

Reasons why Durham is Seeking to Elect the Entire Board of Directors of CLST

8. Provide more specifics about your nominees' proposed agenda if they are elected to the Board. In particular, explain why Mr. Kaiser, who is already a member of the Board, has not been able to or has not sought to, accomplish these actions in his current position.

9. At the end of the first paragraph in this section, briefly summarize the results of the lawsuit filed by Mr. Durham against the Company on May 25, 2007.

Voting and Proxy Procedures - Quorum

10. You state that if a quorum is not present at the annual meeting, you will use proxies solicited to vote for adjournment. However, in order to do so, you must include a separate box on the proxy card whereby shareholders grant you this authority. In addition, include an explanatory section in the proxy statement.

Revocation of Proxies

11. We don't understand your reference to "approval of other proposals described herein." Please advise or revise.

Solicitation of Proxies; Expenses

12. Since you disclose that you will seek reimbursement from the Company for expenses incurred in filing the lawsuit in Delaware court, quantify these costs.

13. Clarify your reference to seeking a no-action letter or order from the SEC in this section. For what purpose would you seek such an order? We may have further comment.

Other Participant Information

14. Provide the background information for each of the other participants listed here other than the nominees. In addition, clarify the role of the non-nominee participants in this solicitation.

15. Clarify the role of MC Investment Partners in this solicitation. In this regard, we note that MC Investment Partners is a significant shareholder in the Company, and its employee, Mr. Rajegowda, is a nominee. Why isn't MC Investment Partners a participant in the solicitation?

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

- such participant is responsible for the adequacy and accuracy of the

> disclosure in the filing;

- ▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- ▪ such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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Please amend your proxy statement in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. In addition, please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions